SOURCE:	AXCAN PHARMA INC.
TSX SYMBOL (Toronto Stock Exchange):	AXP
NASDAQ SYMBOL (NASDAQ National Market):	AXCA

DATE:	February 22, 2006

Press release for immediate distribution

AXCAN ANNOUNCES OUTCOME OF ITAX INTERNATIONAL PHASE III CLINICAL TRIAL

MONT-SAINT-HILAIRE, QUEBEC –Axcan Pharma Inc. (NASDAQ: AXCA - TSX: AXP) announced today that results of the ITAX (Itopride) International Phase III clinical trial showed that Itopride, a drug developed for the treatment of Functional Dyspepsia, did not meet its primary endpoint and, as such, the results did not confirm the efficacy observed in other studies, including the Phase II clinical trial. The Company will continue to analyze the efficacy data from this Phase III trial, and this analysis, together with the results of the North American Phase III study, should provide a better understanding of the outcome. These findings will enable the Company to decide on the continuation of the ITAX Functional Dyspepsia program. The Company will continue the development of this compound in other areas such as Diabetic Gastropathy.

"We are obviously surprised with the results of the Itopride International Phase III trial, particularly in view of the positive results seen in the soon-to-be published Phase II trial and in the preclinical data that provided strong mechanistic support for Itopride. The results of the study did, however, confirm the safety profile of the product candidate. While efficacy results are disappointing for all stakeholders, we intend to examine all potential factors relating to this outcome and are therefore conducting additional analyses including by subgroup populations, with a view to understanding the discrepancy between the results of the Phase II trial and the International Phase III trial. Another important element of information will be the results of the North American Phase III trial expected to be announced by the end of the first half of calendar 2006,” said Frank A.G.M. Verwiel, M.D., president and chief executive officer of Axcan. "While we complete our assessment of the Itopride program’s future, we will focus on other opportunities to accelerate growth of the Company by leveraging our solid business base and executing on our growth strategy,” he concluded.

The unique focus on gastroenterology has led to constant revenue growth, which was highlighted by the two most recent quarters in which record sales were obtained. Axcan is a solid, Company with more than 15 products on the market, a significant research and development program, and a track record of successful acquisitions of both products and companies. Management believes that Axcan has many opportunities to grow the Company, beyond where it is today.

In order to support continued growth, the Company intends to leverage its solid balance sheet. As at the end of the first quarter of fiscal 2006, cash and marketable securities amounted to $126 million, together with a $125 million line of credit. The Company also generated solid cash flows from operations that amounted to $88 million for the trailing 12 months.

CONFERENCE CALL INFORMATION

Axcan will host a conference call on February 22, 2006 at 8:00 AM to discuss matters mentioned in this release. Interested parties may also access the conference call by way of a webcast at www.axcan.com. The webcast will be archived for 90 days. The telephone numbers to access the conference call are (866) 250-4910 (Canada and United States) or (416) 644-3425 (international). A replay of the call will be available until March 1st, 2006. The telephone number to access the replay of the call is

(416) 640-1917 code 21178346.

ABOUT AXCAN PHARMA

Axcan is a leading specialty pharmaceutical company specialized in the field of gastroenterology. Axcan markets a broad line of prescription products sold for the treatment of symptoms in a number of gastrointestinal diseases and disorders such as inflammatory bowel disease, irritable bowel syndrome, cholestatic liver diseases and complications related to Cystic Fibrosis. Axcan's products are marketed by its own sales force in North America and the European Union. Its common shares are listed on the Toronto Stock Exchange under the symbol "AXP" and on the NASDAQ National Market under the symbol "AXCA".

“Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995.

This release contains forward-looking statements, which reflect the Company’s current expectations regarding future events. To the extent any statements made in this release contain information that is not historical, these statements are essentially forward looking and are often identified by words such as “anticipate,” “expect,” “estimate,” “intend,” “project,” “plan” and “believe.” Forward-looking statements are subject to risks and uncertainties, including the difficulty of predicting FDA and other regulatory approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results, the protection of our intellectual property and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission and Canadian securities regulators, including under the Canadian Multijurisdictional Disclosure System.

The name ITAX appearing in this press release is a trademark of Axcan Pharma Inc. and its subsidiaries.

INFORMATION:	Isabelle Adjahi
Director, Investor Relations
Axcan Pharma Inc.
Tel: (450) 467-2600 ext. 2000

www.axcan.com